VIA EDGAR

March 13, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:

               Ameen Hamady

               Isaac Esquivel

               Stacie Gorman

               Pam Howell

Re:     Scientific Energy, Inc.

          Amendment No 2 to Form 10-K for the fiscal year ended December 31, 2023

          Filed September 30, 2024

          File No. 000-50559

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated February 18, 2025 (the "Comment Letter") from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 10-K/A (Amendment No. 2) for the fiscal year ended December 31, 2023, filed with the Commission on September 30, 2024.

Concurrently with this response letter, the Company is filing Amendment No. 3 to Form 10-K for the Fiscal Year ended December 31, 2023 (“Amendment No. 3”) via EDGAR.  Amendment No. 3 includes supplements and revisions made in response to the Staff's comments in the Comment Letter.

For the convenience of the Staff, the comment from the Comment Letter is restated in italics, followed by the Company’s response. In consideration of the length of this letter, please refer to the Amendment No. 3 to Form 10-K for the Fiscal Year ended December 31, 2023 for the complete disclosure.

Amendment No. 3 to Form 10-K for the Fiscal Year ended December 31, 2023

General

1.We note your response to prior comment 1. We reissue in part. Please note that each amended item of the Form 10-K must set forth the complete text of each item. Please revise your Item 1 disclosure to comply with the requirements of Rule 12b-15 of the Exchange Act. Please ensure that disclosure regarding your business operations addresses each service provided or intended to be provided by each subsidiary

Response:

We respectfully acknowledge the Staff’s comment, and in response thereto, we have added the complete text of “Item 1 Business” into the Amendment No. 3, and have revised the “Item 1 Business”, specifically, we have added “Item 1 Business - Graphite Products Sale Business” on page 18, to disclose the graphite business that was intended to be operated through our newly incorporated subsidiary, that had not engaged in any business or transaction of any kind by the end of December, 2023, by filing Amendment No. 3 to the Form 10-K (“Amendment No. 3”) to address this issue. Amendment No. 3 includes supplements and revisions made in response to the comments of the Staff in the Comment Letter, and provides disclosure regarding each service provided or intended to be provided by each of our subsidiaries.

2.Provide prominent disclosure in your company overview about the legal and operational risks associated with being based in or having the majority of the company’s operations in China, including Hong Kong and Macau. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti‐monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Describe the significant regulatory, liquidity, and enforcement risks with cross- references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

We respectfully acknowledge and confirm our understanding of the Staff’s comment. In response thereto, the Company respectfully confirms that it has made significant revisions in the “Key Information Related to Doing Business in China and Macau” and “Item 1A – Risk Factors – Risks Related to Doing Business in China and Macau”, to prominently disclose the legal and operational risks associated with being based, or having the majority of the company’s operations located, in China, including Hong Kong and Macau. Specifically,

(i)“Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

In the section of “Key Information Related to Doing Business in China and Macau” starting from page 1, we have made prominent disclosures of various risks which could result in a material change in our operations and/or the value of our securities, including: “Risks and uncertainties arising from the legal system in China and related to doing business in the PRC and Macau” on page 2; risks related to “Permissions and approvals required to be obtained from PRC and Macau authorities for our business operations” and “Permissions and approvals required to be obtained from PRC and Macau authorities for our securities offerings” on page 3;

(ii)Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti‐monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

We have made disclosures of the aforementioned topics respectively in “Permissions and approvals required to be obtained from PRC and Macau authorities for our securities offerings” on page 3; “Regulatory actions under China’s competition laws, anti-monopoly law and anti-unfair law, may materially and adversely affect our business, financial condition and results of operations, as well as the price of our shares.” on page 4; and  “Failure to comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may have a material and adverse impact on our business, financial condition, and operational results, and subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” on page 5. In addition, please refer to “Recent Regulatory Development in the PRC” on page 7 to find the topic of the recent statements and regulatory actions by China’s government.

(iii)Describe the significant regulatory, liquidity, and enforcement risks with cross- references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have made prominent disclosure about the significant regulatory, liquidity, and enforcement risks with cross-references between the section of “Key Information Related to Doing Business in China and Macau” and the section of “Item 1A – Risk Factors – Risks Related to Doing Business in China and Macau”, the latter of which provides more detailed discussion of these risks. For example, along with other risk factors associated with doing business in China, “Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us” on page 27 addresses risks arising from the legal system in China in general; “There are significant uncertainties regarding the interpretation of PRC laws, rules, and regulations, which may change at any time with little advance notice and could limit the legal protections available to us” on page 29 focuses on risks and uncertainties regarding the enforcement of laws, rules and regulations in China can change quickly with little advance notice; “The Chinese government may intervene in or influence our operations in the Mainland China, or Macau at any time or may exert more control over offerings conducted overseas and/or foreign investment in us, which could result in a material change in our operations and and/or the value of our securities” on page 27 covers the risk that the Chinese government may intervene in or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale; and “If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless” on page 28 acknowledges and discloses the risk that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

For ease of review, we have enclosed the summary of risk factors by the end of the section of “Key Information Related to Doing Business in China and Macau”. Any other risks associated with doing business in China and Macau are concurrently covered in the section of “Key Information Related to Doing Business in China and Macau” and “Item 1A – Risk Factors – Risks Related to Doing Business in China and Macau” in Amendment No. 3 to Form 10-K for the Fiscal Year ended December 31, 2023.

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We hope that the foregoing is sufficiently responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing response, please feel free to contact William G. Hu, Esq., Counsel to the Company, at (917) 831-8475 or at wmhu2000@yahoo.com.

                                                                                                    Very truly yours,

                                                                                                     /s/ Stanley Chan

                                                                                                    Stanley Chan

                                                                                                    Chief Executive Officer

Cc:  William G. Hu, Esq.

       Counsel to Scientific Energy, Inc.